

March 1, 2010

Mr. Clement Guevremont
President
Plycrete, Inc.
1777, Cedar
Mascouche, Quebec, Canada J7L 1W6

Re: Plycrete, Inc.
       Registration Statement on Form S-1
       Filed February 3, 2010
       File No. 333-164684

Dear Mr. Guevremont:

We have reviewed your filing and have the following comments. Where indicated, we think that you should revise the document in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1.   To the extent that you have any financial information available for the recently completed quarter, please provide a recent developments section to disclose and discuss such information.

Registration Statement's Facing Page

2.   Since the securities being registered are to be offered for six months following the registration statement's effective date, tell us why Plycrete did not check the Rule 415 box.

Our Business, pages 4 and 13

3.   Since Plycrete is a development stage company, the statement "We are a wholesaler…" is imprecise. Please revise.

Risk Factors, page 5

4.   Disclosure on page 12 indicates that Plycrete's directors and officers, Mr. Clement Guevremont and Ms. Madeleine Houle, are not residents of the United States. Consequently, it may be difficult for investors to effect service of process on Mr. Guevremont and Ms. Houle in the United States and to enforce in the United States judgments obtained in United States courts against Mr. Guevremont and Ms. Houle based on the civil liability provisions of the United States securities laws. Include as a discrete risk factor disclosure of the difficulty that investors may have in effecting service of process on Plycrete's directors and officers in the United States and in enforcing in the United States judgments obtained in United States courts against them based on the civil liabilities provisions of the United States securities laws. Further, if a substantial portion of Plycrete's assets is located outside the United States, provide comparable risk factor disclosure of the difficulty that investors may have in effecting service of process on Plycrete and in enforcing in the United States judgments obtained in United States courts against Plycrete based on the civil liabilities provisions of the United States securities laws.

Our officers and directors are engaged in other activities…, page 6; We depend on the efforts and abilities of our management…, page 6

5.   Disclosures indicate that Plycrete's directors and officers may have additional responsibilities to provide management and services to other entities and outside demands on Plycrete's management's time may prevent them from devoting sufficient time to Plycrete's operations. Specify the amount of time that Plycrete's directors and officers are able to dedicate to Plycrete and its business.

Because we may be subject to the "penny stock" rules…, page 7; We lack a public market for shares of our common stock…, page 8

6.   Indicate whether Plycrete intends to apply for listing of its common stock on an exchange or for quotation of its common stock in the automated quotation system of a registered securities association.

Security Ownership of Certain Beneficial Owners and Management, page 12

7.   Disclosure that Mr. Clement Guevremont and Ms. Madeleine Houle are the beneficial owners of 8,000,000 shares of common stock appears inconsistent with disclosures elsewhere in the registration statement, including disclosures under "Dilution" on page 9 and "Transactions with Promoters" on page 13, that Mr. Clement Guevremont and Ms. Madeleine Houle were issued 8,450,000 shares of common stock in exchange for services. Please revise or advise.

Our Supplier, page 14

8.   Disclosure indicates that patents are pending for methods acquired under the license agreement. Provide us copies of the patent applications. Alternatively, provide us the serial/registration numbers assigned to the patent applications by the United States Patent and Trademark Office so that we may access the patent applications online.

9.   If Plycrete retains the "not intended to be complete" and "qualified in its entirety" language in the second paragraph's last sentence, disclose that all material provisions of the license agreement are disclosed in the prospectus.

Our Competition, page 14

10.   Disclosure in the third paragraph that "our patented assembly method…" is inconsistent with disclosure under "Our Supplier" on page 14 that the patent is pending. Please revise.

Liquidity and Capital Resources, pages 16 and 17

11.   Disclosures indicate that Plycrete received loans of $40,000 from three individuals. Advise what consideration Plycrete has given to filing the loan agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Recent Sales of Unregistered Securities, pages 19 and 56

12.   We assume that the reference to an exemption specified by Section 5 of the Securities Act is inadvertent. Refer to Section 4 of the Securities Act, and revise or advise.

Executive Compensation, page 20

13.   Provide the disclosures in this section in the tabular formats specified by Item 402 of Regulation S-K. For additional guidance, you may wish to refer to Release No. 33-8732A.

Financial Statements, page 22

General

14.   To the extent that you have engaged in material transactions with related parties, please revise your registration statement to disclose these transactions as required by FASB ASC 850-10-50.

Note 2 – Summary of Significant Accounting Policies, pages 29 and 46

Recoverability of Long-Lived Assets, pages 30 and 47

15.   Your disclosure states that "the company does not have any long-lived assets at this point;" however, it appears to us that your license agreement is a long-lived asset. Please advise or revise your registration statement as appropriate.

Revenue Recognition, pages 31 and 48

16.   We remind you that Staff Accounting Bulletin ("SAB") No. 101 was amended by SAB No. 104. In this regard, please revise your note to state, if true, that you intend to recognize revenue in accordance with SAB No. 104.

17.   You state that "the Company will recognize revenues upon placement of the purchase order." It does not appear to us that this statement would comply with SAB No. 104. Please revise your note or tell us how your policy complies with SAB No. 104.

<u>(Loss) Per Share of Common Stock, pages 32 and 48</u>

18.   Please revise your note to disclose the basic net loss per share as required by FASB ASC 260-10-50.

<u>Note 3 – Stockholders' Equity (Deficit), pages 35 and 52</u>

19.   Please revise your note to disclose the nature of the services rendered by the company's founders in exchange for the 8,450,000 shares of common stock.

<u>Note 4 – License Agreement, pages 36 and 52</u>

20.   Please revise to disclose the following:

- Please specify the historical costs of the patents incurred by Clem-G Plycrete Inc. and how such costs were determined.

- Clarify if your payment of $100,000 for your license agreement exceeded the historical cost of the patents.

- We note that Clem-G Plycrete Inc. is controlled by Clement Guevremont, your president and director, and the license agreement represents a related party transaction with a shareholder. To the extent that the license was transferred at an amount in excess of its historical cost, please tell us what consideration you gave to recording the excess amount as a distribution. Reference by analogy to SAB Topic 5G.

<u>Note 5 – Notes Payable, page 53</u>

21.   Please revise your footnote to disclose the terms of each of the notes payable.

<u>Exhibit 5</u>

22.   Provide us an explanation and support for the assumptions under (ii) and (iii) in the third paragraph.

Exhibit 23

23.   Plycrete's independent public accountants must consent also to being named under
        "Experts" in the registration statement. See Rule 436 of Regulation C under the
        Securities Act, and revise.

Closing

        As appropriate, please amend your filing in response to the comments. You may wish to
provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover
letter tagged as correspondence with your amendment that keys your responses to our comments
and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after review of your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures
in the filing to be certain that the filing includes all information required under the Securities Act
of 1933 and that they have provided all information that investors require for an informed
investment decision. Since the company and its management are in possession of all facts
relating to a company's disclosures, they are responsible for the adequacy and accuracy of the
disclosures that they have made.

        Notwithstanding our comments, when the company requests acceleration of the effective
date of the registration statement, it should furnish a letter, at the time of the request,
acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions regarding comments on the financial statements and related matters to Dale A. Welcome, Staff Accountant, at (202) 551-3865 or Patricia A. Armelin, Staff Accountant, at (202) 551-3747. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397.

Very truly yours,

Jay E. Ingram
Legal Branch Chief

cc: By facsimile to (949) 706-1475 and U.S. Mail
        Michael J. Muellerleile, Esq.
        M2 Law Professional Corporation
        500 Newport Center Drive, Suite 800
        Newport Beach, CA 92660